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UNITED STATES
IES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC MAIL PROCESSING RECEIVED APR 07 2003 WASH. D.C. SECTION 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48587

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kun-Lun Development Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Mission Court, Suite 230

(No. and Street)

Fremont	**CA**	**94539**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gilbert Kuo **(510) 661-0260**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

100 Spear Street, 10th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

4/4/08

OATH OR AFFIRMATION

I, Gilbert Kuo, swear (or affirm) that, to the best of my knowledge and belief the accompany financial statements and supporting schedules pertain to the firm of Kun-Lun Development Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of ALAMEDA.
Subscribed and sworn to before me, By GILBERT KUO,
this 31st *day of* MAR *20* 03.

RAJNIKANT R. PATEL
COMM. #1303797
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Expires May 7, 2005

Signature

President
Title

Rajnikant R. Patel
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUN-LUN DEVELOPMENT CORPORATION

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2002

Harb, Levy & Weiland LLP
ACCOUNTANTS CONSULTANTS

Independent Auditors' Report

To the Board of Directors of
Kun-Lun Development Corporation

We have audited the accompanying statement of financial condition of Kun-Lun Development Corporation (the Company) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kun-Lun Development Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy + Weiland LLP

San Francisco, California
February 8, 2003

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

100 Spear Street, Tenth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail:hlw@hlwcpa.com www.hlwcpa.com

Kun-Lun Development Corporation
Statement of Financial Condition
December 31, 2002

Assets

Cash	$ 16,546
Deposits at clearing organization	102,856
Commissions receivable	19,381
Securities owned, at fair market value	2,335,500
Due from affiliate	1,414,793
Furniture and office equipment (net of accumulated depreciation of $68,679)	25,939
Prepaid expenses and other assets	7,740
Total assets	$ 3,922,755

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 171,415
Payable to clearing broker	1,240,527
Taxes payable	2,028
Deferred tax liability	429,124
Total liabilities	1,843,094
Stockholder's equity:	
Common stock (50,000,000 shares of no par value authorized; 12,000,000 shares issued and outstanding)	1,210,000
Retained earnings	869,661
Total stockholder's equity	2,079,661
Total liabilities and stockholder's equity	$ 3,922,755

See accompanying notes to financial statements

Kun-Lun Development Corporation
Statement of Operations
For the Year Ended December 31, 2002

Revenue:	
Commissions	$ 156,003
Interest and dividends	69,713
Total revenue	225,716
Principal transactions	(2,859,843)
Expenses:	
Management fees	168,901
Employee compensation and benefits	152,038
Rent	82,763
Interest	59,939
Other	41,651
Depreciation	13,246
Total expenses	518,538
Loss before income tax benefit	(3,152,665)
Income tax benefit	1,310,674
Net loss	$ (1,841,991)

See accompanying notes to financial statements

Kun-Lun Development Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock	Retained Earnings	Total
Balance, December 31, 2001	$ 1,210,000	$ 2,711,652	$ 3,921,652
Net loss	-	(1,841,991)	(1,841,991)
Balance, December 31, 2002	$ 1,210,000	$ 869,661	$ 2,079,661

See accompanying notes to financial statements

Kun-Lun Development Corporation
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash Flows from Operating Activities:	
Net loss	$ (1,841,991)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	13,246
Loss on marketable securities	2,859,843
Deferred taxes	(1,318,876)
Increase in deposits at clearing organization	(1,242)
Increase in commissions receivable	(8,105)
Decrease in due from broker	14,650
Decrease in due from affiliate	850,361
Decrease in prepaid expenses and other assets	1,001
Increase in accounts payable and accrued liabilities	168,209
Decrease in taxes payable	(54,143)
Total adjustment	2,524,944
Net cash provided by operating activities	682,953
Cash Flows from Investing Activities:	
Purchases of marketable investment securities	(447,842)
Sales of marketable investment securities	1,251,920
Purchases of furniture and office equipment	(1,982)
Net cash provided by investing activities	802,096
Cash Flows from Financing Activities:	
Decrease in payable to clearing broker	(1,490,634)
Decrease in cash	(5,585)
Cash, beginning of year	22,131
Cash, end of year	$ 16,546
Supplemental Information:	
Taxes paid	$ 8,202
Interest paid	59,939

See accompanying notes to financial statements

Kun-Lun Development Corporation
Notes to Financial Statements
December 31, 2002

1. Nature of Business and Summary of Significant Accounting Policies

Business

Kun-Lun Development Corporation (the Company) was incorporated in the State of California on August 17, 1995. The Company is registered with the Securities and Exchange Commission as a fully disclosed broker/dealer and is a member of the National Association of Securities Dealers. Securities transactions are cleared through Bear, Stearns and Co., Inc. on a fully disclosed basis.

The Company is a wholly-owned subsidiary of KLD Holdings Company LLC (Holdings).

Cash

Cash consists of demand deposits with commercial banks which at times may exceed insurance limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on these cash balances.

Furniture and Office Equipment

Furniture and office equipment are recorded at cost net of accumulated depreciation. Depreciation is computed under the straight-line method using estimated useful lives of 5 to 7 years.

Securities Owned

Securities owned are valued at market value. The resulting difference between cost and market value is included in the Company's income (loss).

Revenue Recognition

Commission revenue and related expenses arising from security transactions are recorded on a settlement date basis. Revenue and expenses recognized on a settlement date basis are not materially different from a trade date basis.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Commitments

The Company leases office space under a noncancellable lease which expires in June 2003. At December 31, 2002, minimum future payments totaled $72,853 for 2003. Rent expense under this lease was $82,763 for the year ended December 31, 2002.

3. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that while the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

4. Related Party Transactions

Due from affiliate at December 31, 2002 of $1,414,793 is comprised of a note receivable from Holdings of $1,397,308 and related accrued interest of $17,485. The note is payable on demand and carries interest at a fixed rate of 3.00%.

4. Related Party Transactions (continued)

Management fees of $168,901 are payable to Holdings as of December 31, 2002 for consulting services rendered and are included in accounts payable and accrued liabilities on the statement of financial condition.

A significant percentage of commission revenues are earned on securities transactions executed on behalf of the Company or Holdings. Management has not determined the amount earned from these transactions included in revenue.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $212,157, which was $112,157 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.8248 to 1.

6. Income Taxes

Deferred tax liabilities relate primarily to the recognition of unrealized market gains and losses of securities held for investment for financial statement purposes verses recognition of gains and losses when investments are sold for tax purposes and for the difference between book and tax depreciation methods. Deferred tax assets were not significant at December 31, 2002.

Net deferred tax liabilities at December 31, 2002 consist of the following:

Deferred tax liabilities	
Federal	$ 340,575
State	88,549
Total	$ 429,124

6. Income Taxes (continued)

The components of income taxes for the year ended December 31, 2002 are as follows:

Current		
Federal	$ 1,257	
State	6,945	
		$ 8,202
Deferred		
Federal	(1,046,727)	
State	(272,149)	
		(1,318,876)
Income tax benefit		$(1,310,674)

7. Deposits Held at Clearing Organization

Under the Company's clearing agreement, a good faith deposit of $100,000 is required to be held at Bear, Stearns and Co., Inc. As of December 31, 2002, the Company had $102,856 on deposit with Bear, Stearns and Co., Inc.

8. Payable to Clearing Broker

The payable to clearing broker of $1,240,527 is for margin loans collateralized by securities owned at market value. The interest rate charged by the clearing broker on this loan is the Federal Funds rate plus 0.75%.

9. Risk Concentration

At December 31, 2002, the Company's investment in equity securities owned at market value of $2,335,500 consisted entirely of 150,000 shares of Intel Corporation common stock.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: Kun-Lun Development Corporation as of December 31, 2002

1. Total ownership equity from Statement of Financial Condition			$ 2,079,661	3480
2. Deduct ownership equity not allowable for Net Capital			(-)	3490
3. Total ownership equity qualified for Net Capital			-	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520
B. Other (deductions) or allowable credits (List)			-	3525
5. Total capital and allowable subordinated liabilities			$ 2,079,661	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 1,448,772	3540		
B. Secured demand note delinquency	$	3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges	$	3600		
D. Other deductions and/or charges	$	3610	(1,448,772)	3620
7. Other additions and/or allowable credits (List)	adj haircut for tax provision		277,234	3630
8. Net capital before haircuts on securities positions			$ 908,123	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings	$	3670		
C. Trading and investment securities:				
1. Exempted Securities	$	3735		
2. Debt securities	$	3733		
3. Options	$	3730		
4. Other securities	$ 350,325	3734		
D. Undue Concentration	$ 345,641	3650		
E. Other (List)		3736	(695,966)	3740
10. Net Capital			$ 212,157	3750

OMIT PENNIES

6a: Non-allowable assets

Due from affiliate	$ 1,414,793
Furniture and office equipment	25,939
Prepaid expenses and other	7,740
Petty cash	300
	$ 1,448,772

SCHEDULE I
Page 2 of 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: Kun-Lun Development Corporation as of December 31, 2002

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)			$ 11,660	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 100,000	3760
14. Excess net capital (line 10 less 13)			$ 112,157	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 194,667	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 173,443	3790
17. Add:				
A. Drafts for immediate credit	$ -	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	3810		
C. Other unrecorded amounts (List)	$ 1,546	3820	$ 1,546	3830
19. Total Aggregate indebtedness			$ 174,989	3840
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)			82.48%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits	$	3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess capital (line 10 or 24)	$	3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

Kun-Lun Development Corporation
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2002

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SCHEDULE III

Kun-Lun Development Corporation
Information Relating to the Possession or
Control Requirements Under 15c3-3
December 31, 2002

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provision of Rule 15c3-3.

SCHEDULE IV

Kun-Lun Development Corporation
Reconciliations Pursuant To Rules 15c3-1 and 15c3-3
December 31, 2002

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$212,157	$174,989	82.48%
Computation per Schedule I	212,157	174,989	82.48%
Differences	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

To the Board of Directors of
Kun-Lun Development Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Kun-Lun Development Corporation for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

100 Spear Street, Tenth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail:hlw@hlwcpa.com www.hlwcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy & Weiland LLP

San Francisco, California
February 8, 2003